Exhibit 99.1

 **Constellation Brands** PRESS *release*

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Constellation Brands Elects Jennifer M. Daniels of Colgate-Palmolive Company to its Board of Directors

VICTOR, N.Y., Sept. 24, 2018 – Constellation Brands, Inc. (NYSE: STZ and STZ.B), a leading beverage alcohol company, announced today the election of Jennifer M. Daniels, chief legal officer and secretary of Colgate-Palmolive Company, to serve as a member of its board of directors, effective as of the close of business on September 20, 2018. This election increases the size of Constellation's board from 11 to 12 members.

"We are pleased to welcome Jennifer to our board of directors," said Constellation's Chairman of the Board Richard Sands. "Jennifer brings extensive experience in consumer product goods, mergers and acquisitions, regulatory compliance and corporate governance that will serve as tremendous assets to our board at a very exciting time as our company explores new avenues of growth, while continuing to build momentum for our high-performing beverage alcohol business."

Since November 2014, Daniels has served as chief legal officer and secretary of Colgate-Palmolive, a global consumer products company with leading brands sold in over 200 countries and territories. In her current role, Daniels oversees all legal matters including corporate governance and serves as a member of the company's executive team.

"I'm excited to join the board of directors at Constellation Brands, one of the top-performing S&P 500 companies over the past several years," said Daniels. "I admire Constellation's approach to staying at the forefront of consumer trends and look forward to working with the board to help sustain the momentum the company has built in the marketplace."

Prior to Colgate-Palmolive, Daniels was senior vice president, general counsel and secretary of NCR Corporation, a computer hardware, software and services company with a global presence, where she oversaw all legal matters, government relations, IP licensing, compliance and environmental issues. Before her work at NCR, Daniels served as vice president, general counsel and secretary of Barnes & Noble, Inc., where she helped build an internal legal function as the company's first in-house general counsel.

Daniels earned a bachelor's degree in history and English from the University of Pennsylvania, and a law degree from Harvard Law School.

Victor, NY | Chicago | San Antonio | San Francisco



About Constellation Brands

Constellation Brands (NYSE: STZ and STZ.B), a Fortune 500® company, is a leading international producer and marketer of beer, wine and spirits with operations in the U.S., Mexico, New Zealand, Italy and Canada. Constellation is the No. 3 beer company in the U.S. with high-end, iconic imported brands such as Corona Extra, Corona Light, Modelo Especial, Modelo Negra and Pacifico. The company's beer portfolio also includes Ballast Point, one of the most awarded craft brewers in the U.S., and Funky Buddha Brewery. In addition, Constellation is the world leader in premium wine, selling great brands that people love, including Robert Mondavi, Clos du Bois, Kim Crawford, Meiomi, Mark West, Black Box, Ruffino and The Prisoner. The company's premium spirits brands include SVEDKA Vodka, Casa Noble Tequila and High West Whiskey.

Based in Victor, N.Y., the company believes that industry leadership involves a commitment to brand building, our trade partners, the environment, our investors and to consumers around the world who choose our products when celebrating big moments or enjoying quiet ones. Founded in 1945, Constellation has grown to become a significant player in the beverage alcohol industry with more than 100 brands in its portfolio; about 40 wineries, breweries and distilleries; and approximately 10,000 talented employees. We express our company vision: *to elevate life with every glass raised.*

To learn more, follow us on Twitter @cbrands and visit www.cbrands.com.

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Mike McGrew 773-251-4934 | **Amy Martin** 585-678-7141

INVESTOR RELATIONS CONTACTS

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Constellation Brands Elects New Board Member



Jennifer M. Daniels, Colgate-Palmolive Company
